Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended	12 Months Ended	12 Months Ended
	March 31,	March 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2009	2009	2008	2007	2006	2005	2004
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$9,191	$44,935	$47,456	$50,230	$51,422	$56,243	$69,904
Other Interest (1)	349	711	1,367	4,538	6,436	2,597	1,263
Interest on Capital Lease Obligations	13,963	56,886	57,252	64,477	72,556	79,064	85,869
Estimated Interest Portion of Rental Expense	25	122	130	160	188	216	243

Total Fixed Charges	23,528	102,654	106,205	119,405	130,602	138,120	157,279

Net Income (Loss)	$(553)	$12,671	$4,363	$53,456	$66,745	$48,267	$46,127

Less:
Cumulative Effect of Accounting Change - Net of Tax	—	—	—	—	—	(626)	—

Net Income (Loss) from Continuing Operations	(553)	12,671	4,363	53,456	66,745	48,893	46,127

Add (Deduct):
(Income) Losses from Equity Investees (2)	—	—	(1,381)	—	(320)	(314)	(131)
Income Taxes	(313)	14,891	10,867	35,542	42,478	33,907	34,815
Total Fixed Charges	23,528	102,654	106,205	119,405	130,602	138,120	157,279

Total Earnings before Taxes and Fixed Charges	22,661	130,216	$120,054	$208,403	$239,505	$220,606	$238,090

Ratio of Earnings to Fixed Charges	0.963	1.268	1.130	1.745	1.834	1.597	1.514

Dollar Amount of Shortfall	$866

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2)	Inncom International, Inc.(Income) Losses.